Exhibit 99.1

Summary of Consolidated Financial Results

For the Three-Month Period Ended June 30, 2016

[Japanese GAAP]

August 15, 2016

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Shuichi Seo, Chief Financial Officer
Tel:	+81-3-5463-6344

Scheduled date of filing Quarterly Financial Report:	August 15, 2016
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Three-Month Period Ended June 30, 2016 (from April 1, 2016 to June 30, 2016)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Three-month	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2016	2,792	61.8	(176)	—	(245)	—	(175)	—
June 30, 2015	1,726	30.9	(22)	—	22	(76.8)	(18)	—

Note:   Comprehensive income

Three-month period ended June 30, 2016	¥ (662) million [(—%)]
Three-month period ended June 30, 2015	¥ 144 million [(57.2%)]

Three-month	Net income per share (basic)	Net income per share (diluted)
period ended	Yen	Yen
June 30, 2016	(4.88)	—
June 30, 2015	(0.52)	—

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
June 30, 2016	(12,076)	(3,978)	30.8
March 31, 2016	12,918	4,655	33.8

Reference: Equity

As of June 30, 2016	¥3,716 million
As of March 31, 2016	¥4,363 million

2.   Dividends

	Dividend per share
	End of the	End of the	End of the	End of
	three-month period	six-month period	nine-month period	the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2016	—	0.00	—	3.00	3.00
Year ending March 31, 2017	—
Year ending March 31, 2017 (Forecast)		0.00	—	0.00	0.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2017 (from April 1, 2016 to March 31, 2017)

(Percentages represent year-on-year changes)

For the year ending	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
	Millions		Millions		Millions		Millions
	of yen	%	of yen	%	of yen	%	of yen	%	Yen
March 31, 2017	13,100	24.1	95	37.4	70	201.6	0	—	0.00

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2016 (changes in the scope of consolidation): None

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1)	Changes in accounting policies associated with the revision of accounting standards:	None
2)	Changes in accounting policies other than the above 1):	None
3)	Changes in accounting estimates:	None
4)	Restatements:	None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of June 30, 2016:	35,895,760 shares
As of March 31, 2016:	35,751,360 shares

2)  Number of treasury stock

As of June 30, 2016:	630 shares
As of March 31, 2016:	630 shares

3)  Average number of issued and outstanding shares during the three-month period ended

June 30, 2016:	35,830,947 shares
June 30, 2015:	35,490,730 shares

*      Status of quarterly review procedures

•       This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly consolidated financial statements based on the stipulations of the said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*      Explanations concerning the appropriate use of forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. and its subsidiaries (the “Group”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Group’s operations. Actual results may differ significantly from the forecasts due to various factors.

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2016	2

	(1) Qualitative information regarding the consolidated operating results	2

	(2) Qualitative information regarding the consolidated financial position	3

	(3) Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)	4

	(1) Changes in important subsidiaries during the three-month period ended June 30, 2016	4

	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	4

	(3) Changes in accounting policies, changes in accounting estimates, and restatements	4

3.	Quarterly Consolidated Financial Statements	5

	(1) Quarterly consolidated balance sheets	5

	(2) Quarterly consolidated statements of operations and consolidated statements of comprehensive income	7

	(3) Going concern assumptions	9

	(4) Segment information	9

	(5) Significant changes in shareholders’ equity	9

	(6) Significant subsequent events	10

1.        Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2016

(1)     Qualitative information regarding the consolidated operating results

For the three-month period ended June 30, 2016, the FRONTEO, Inc.  (the “Company”) has independently developed and implemented technologies in the legal services industry, while at the same time adhering to a philosophy of maintaining the corporate pride and values it has had since its founding. Meanwhile, the Company expanded the area of its new artificial intelligence (AI) businesses utilizing KIBIT, an AI engine that understands individual experience, intelligence, and senses, and analyzes data.

On July 1, 2016, the Company (formerly known as UBIC, Inc.) re-branded aiming to become an AI focused, cutting edge, technology company. The Company has also taken initiatives to enhance its corporate image and establish a high-growth business structure. The new corporate name is an abbreviation for “Frontier Technology Organization”, which we believe embodies our corporate ethos as a cutting-edge provider of value for our customers.

In connection with the re-branding efforts, on July 1, 2016, the Company also integrated its three U.S. subsidiaries, EvD, Inc. (“EvD”), UBIC North America, Inc. (“UNA”), and TechLaw Solutions, Inc. (“TLS”) by merging UNA into EvD, creating FRONTEO USA, Inc. and re-branded TLS as “FRONTEO Government Services, Inc.”.  These steps enabled increased operational efficiency and operating cost reduction, and fostered a base for further expanding the Company’s market share in the eDiscovery industry in the U.S., backed by the Company’s sales force and unique technologies available in Asian languages.

The Company sought to expand the AI technology business, driven primarily by KIBIT, to new fields, including digital marketing, healthcare, and business intelligence. In the healthcare field, the Company is in the final stages of a project with NTT Medical Center Tokyo to develop a system to predict and prevent patients’ risk of falling. In the meantime, the Company launched joint research with Rakuwakai Healthcare System and Focus Systems Corporation in June 2016 to introduce AI in the medical business to help hospital management in their decision-making processes and medical practice.

In the digital marketing field, the Company started a joint development with IDOM Inc. (formerly known as Gulliver International Co., Ltd.) utilizing the Company’s AI for automated customer support service system called “Car Connect”, IDOM’s online customer service system, with a target launch in September 2016.

Additionally, in the field of business intelligence and strategy, customers have implemented the Company’s “Lit i View PATENT EXPLORER”, an intellectual property strategy support system for analyzing large patent-related information, as well as “Lit i View AI Sukedachi Samurai”, a business data analysis system. Although the AI engine “KIBIT” has been steadily gaining more recognition and its business scale has been gradually expanding, the Company believes these new business opportunities to be in their infancy.

The following is overview of net sales of each business segment for the three-month period ended June 30, 2016:

1) eDiscovery business

Net sales from eDiscovery services were 2,665,263 thousand yen, an increase of 63.1% from the same period of the previous year, due to a significant sales increase at EvD, which was acquired in August 2015 and is now a part of FRONTEO USA, Inc.

2) Legal and compliance professional services

Net sales from legal and compliance professional services were 127,242 thousand yen, an increase of 43.5% from the same period of the previous year. This was due primarily to robust sales from the email auditing tool, namely “Lit i View EMAIL AUDITOR”, which is equipped with the Company’s artificial intelligence technology;  successful implementation of “Lit i View PATENT EXPLORER”, the intellectual property strategy support system, and “Lit i View AI Sukedachi Samurai”, the business data analysis system, at several customers. Steady sales from forensic investigation services for payment cards also contributed to the increase in net sales.

3) Others

Net sales in other businesses were 326 thousand yen, a 91.0% decrease from the same period of the previous year, due to a drop in the number of patent consulting projects.

Total net sales decreased by 3.1% compared with the three-month period ended March 31, 2016 (from January 1, 2016 to March 31, 2016), mainly attributable to a decrease of value when translating net sales in the U.S. to Japanese yen, due to the appreciation of the yen.

As a result of the above, in its consolidated operating results for the three-month period ended June 30, 2016, the

Company recorded net sales of 2,792,831 thousand yen (a 61.8% increase year-on-year), operating loss of 176,784 thousand yen (operating loss of 22,910 thousand yen for the same period of the previous year), ordinary loss of 232,635 thousand yen (ordinary income of 22,904 for the same period of the previous year), and net loss attributable to owners of the parent of 167,498 thousand yen (net loss attributable to owners of the parent of 18,498 thousand yen for the same period of the previous year).

During the three-month period ended June 30, 2016, net sales increased from the same period of the previous year due to the acquisition of EvD. However, while EvD actually started to render services during the three-month period ended June 30, 2016, and sales at EvD were expected to be recognized during the period, net sales of 131,000 thousand yen are to be recorded during the next three-month period ending September 30, 2016, or later periods. In addition, major reasons for net loss include new business-related costs of 220,862 thousand yen for new products development, sales and marketing activities, foreign exchange losses of 91,596 thousand yen resulting from the appreciation of the yen, amortization of trademark of UBIC and EvD of 35,601 thousand yen in accordance with the change of corporate name and the integration of three U.S. subsidiaries, and advertising expenses related to the new corporate name.

In addition to the business segments described above, net sales from new businesses including digital marketing, healthcare, and business intelligence, which are utilizing the artificial intelligence technology, were 34,383 thousand yen and operating loss was 186,479 thousand yen. Net sales from the legal-related businesses were 2,758,448 thousand yen and operating income was 9,695 thousand yen, which resulted in operating profits, despite net sales of 131,000 thousand yen was not recognized because of an internal control structure has not been adequately designed and implemented,  which will be recorded during the next three-month period ending September 30, 2016, or later periods.

(2)     Qualitative information regarding the consolidated financial position

(Assets)

Total assets decreased by 835,412 thousand yen to 12,083,377 thousand yen compared with the end of the previous year.

Current assets decreased by 204,554 thousand yen to 5,207,216 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 198,893 thousand yen in notes and accounts receivable-trade, and a decrease of 88,247 thousand yen in prepaid expenses and an increase of 32,777 thousand yen in advances paid included in other.

Noncurrent assets decreased by 630,858 thousand yen to 6,876,161 thousand yen compared with the end of the previous year. This was primarily due to a decrease of 200,945 thousand yen in customer-related assets, a decrease of 192,287 thousand yen in goodwill, and a decrease of 114,520 thousand yen in investment securities.

(Liabilities)

Total liabilities decreased by 165,148 thousand yen to 8,097,684 thousand yen compared with the end of the previous year.

Current liabilities increased by 166,642 thousand yen to 3,671,263 thousand yen compared with the end of the previous year. This was mainly due to the net effect of an increase of 531,340 thousand yen in short-term loans payable and a decrease of 93,545 thousand yen in income taxes payable.

Noncurrent liabilities decreased by 331,790 thousand yen to 4,426,420 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 233,075 thousand yen in long-term loans payable.

(Net Assets)

Total net assets decreased by 670,264 thousand yen to 3,985,693 thousand yen compared with the end of the previous year. This was attributable primarily to a decrease of 408,275 thousand yen in foreign currency translation adjustment and a decrease of 264,812 thousand yen in retained earnings.

(3)     Qualitative information regarding the forecast for the consolidated financial results

No adjustments have been made to the consolidated operating forecasts for the year ending March 31, 2017,

announced on May 16, 2016.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.        Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2016

During the three-month period ended June 30, 2016, there are no changes in specified subsidiaries stipulated in Article 19, Paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated as multiplying income before income taxes for the pertaining period by the estimated effective tax rate, which is a reasonable estimate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains.

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

(Changes in accounting estimates)

The 13th General Meeting of Shareholders held on June 29, 2016, approved amendments to the Articles of Incorporation and the Company changed its corporate name on July 1, 2016. In association with the amendments, the Company reviewed the useful lives of the company name-related trademarks held by the Company to reflect the substance of the use of the assets.

Consequently, operating profits, ordinary income, and income before income taxes decreased by 35,601 thousand yen each compared with the results with the previous amortization periods.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2016	As of June 30, 2016
Assets
Current assets
Cash and deposits	1,798,723	1,813,605
Notes and accounts receivable - trade	2,873,366	2,662,288
Merchandise	2,169	1,049
Supplies	6,833	6,627
Deferred tax assets	164,593	251,816
Other	641,354	568,936
Allowance for doubtful accounts	(75,268)	(104,215)
Total current assets	5,411,770	5,200,107
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	497,067	455,454
Vehicles, net	3,675	3,256
Tools, furniture, and fixtures, net	595,639	522,973
Leased assets, net	3,009	2,410
Other, net	5,912	9,819
Total property, plant and equipment, net	1,105,304	993,913
Intangible assets
Software	888,283	905,213
Goodwill	2,220,744	2,028,456
Customer-related assets	1,954,414	1,753,468
Other	297,099	290,174
Total intangible assets	5,360,541	4,977,313
Investments and other assets
Investment securities	639,934	525,414
Guarantee deposits	141,070	135,714
Long-term deposits	225,360	205,820
Deferred tax assets	674	612
Other	34,133	37,373
Total investments and other assets	1,041,173	904,933
Total noncurrent assets	7,507,020	6,876,161
Total assets	12,918,790	12,076,269

(Thousands of yen)

	As of March 31, 2016	As of June 30, 2016
Liabilities
Current liabilities
Accounts payable - trade	362,610	329,390
Short-term loans payable	52,000	583,340
Current portion of long-term loans payable	719,546	650,896
Accounts payable - other	1,265,794	1,248,069
Income taxes payable	137,651	44,105
Provision for bonuses	115,905	67,162
Other	851,114	748,299
Total current liabilities	3,504,621	3,671,263
Noncurrent liabilities
Long-term loans payable	3,812,075	3,578,999
Deferred tax liabilities	841,499	759,860
Liabilities for retirement benefits	30,105	32,946
Asset retirement obligations	44,251	44,375
Other	30,279	10,238
Total noncurrent liabilities	4,758,211	4,426,420
Total liabilities	8,262,832	8,097,684
Net assets
Shareholders’ equity
Capital stock	1,705,931	1,761,841
Capital surplus	1,493,391	1,549,301
Retained earnings	1,152,850	880,574
Treasury stock	(26)	(26)
Total shareholders’ equity	4,352,146	4,191,691
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	298,327	218,828
Deferred losses on hedges	(3,942)	(3,822)
Foreign currency translation adjustment	(282,692)	(690,613)
Total accumulated other comprehensive income	11,692	(475,607)
Subscription rights to shares	272,920	241,763
Non-controlling interests	19,197	20,737
Total net assets	4,655,957	3,978,584
Total liabilities and net assets	12,918,790	12,076,269

(2)     Quarterly consolidated statements of operations and consolidated statements of comprehensive income

Consolidated statements of operations for the three-month period ended June 30, 2016

(Thousands of yen)

	For the three-month period ended June 30, 2015	For the three-month period ended June 30, 2016
Net sales	1,726,566	2,792,831
Cost of sales	1,035,113	1,630,641
Gross profit	691,453	1,162,189
Selling, general, and administrative expenses	714,363	1,338,974
Operating loss	(22,910)	(176,784)
Non-operating income
Interest income	86	143
Dividend income	11,250	14,400
Foreign exchange gains	36,962	—
Rent income	—	2,281
Other	2,005	14,123
Total non-operating income	50,304	30,947
Non-operating expenses
Interest expenses	1,460	3,746
Foreign exchange losses	—	91,596
Syndicated loan fees	1,620	1,620
Other	1,408	2,627
Total non-operating expenses	4,489	99,591
Ordinary income (loss)	22,904	(245,428)
Special losses
Loss on sale of noncurrent assets	—	18,508
Total special losses	—	18,508
Income (loss) before income taxes	22,904	(263,936)
Income taxes	40,974	(90,463)
Net loss	(18,070)	(173,472)
Net income attributable to noncontrolling interests	428	1,488
Net loss attributable to owners of the parent	(18,498)	(174,961)

Consolidated statements of comprehensive income for the three-month period ended June 30, 2016

(Thousands of yen)

	For the three-month period ended June 30, 2015	For the three-month period ended June 30, 2016
Net loss	(18,070)	(173,472)
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	145,068	(79,499)
Deferred gains or losses on hedges	—	120
Foreign currency translation adjustment	17,204	(407,921)
Total other comprehensive income (loss)	162,272	(487,300)
Comprehensive income (loss)	144,202	(660,773)
Comprehensive income (loss):
Comprehensive income (loss) attributable to owners of the parent	143,774	(662,313)
Comprehensive income attributable to noncontrolling interests	428	1,539

(3)     Going concern assumptions

Not applicable.

(4)     Segment information

I. Three-month period of the previous year (from April 1, 2015 to June 30, 2015)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
	Reportable segment				Adjustments	quarterly consolidated statements of
	Japan	USA	Others	Total	*1	operations *2
Net sales
External sales	921,566	686,979	118,019	1,726,566	—	1,726,566
Intersegment sales and transfers	155,730	25,240	33,314	214,284	(214,284)	—
Total	1,077,296	712,220	151,334	1,940,851	(214,284)	1,726,566
Segment profits (losses)	82,598	(106,445)	935	(22,910)	—	(22,910)

Notes: 1.       The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

 2.      Total segment profits (losses) equal to operating loss reported in the quarterly consolidated statements of operations.

2)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

3) Change in reporting segments

Not applicable.

II. Three-month period of the current year (from April 1, 2016 to June 30, 2016)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
	Reportable segment				Adjustments	quarterly consolidated statements of
	Japan	USA	Others	Total	*1	operations *2
Net sales
External sales	946,565	1,745,901	100,365	2,792,831	—	2,792,831
Intersegment sales and transfers	175,939	23,344	25,521	224,804	(224,804)	—
Total	1,122,504	1,769,245	125,886	3,017,636	(224,804)	2,792,831
Segment profits (losses)	6,055	(191,638)	8,798	(176,784)	—	(176,784)

Notes: 1.     The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

 2.      Total segment profits (losses) equal to operating loss reported in the quarterly consolidated statements of operations.

2)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

3)  Change in reportable segments

Not applicable.

(5)     Significant changes in shareholders’ equity

Not applicable.

(6)     Significant subsequent events

(Conclusion and execution of a syndicated loan agreement)

At the board of directors meeting held on May 26, 2016, the directors resolved to enter into a syndicated loan agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd., an arranger, aiming for steadily financing funds for the Company’s working capital. The Company concluded the syndicated loan agreement and took out the loan on July 26, 2016, as follows:

(1)	Amount of the loan	JPY1,000,000 thousand

(2)	Agreement form	Term loan with an executable time limit

(3)	Use of the loan	Operating funds

(4)	Borrowing date	July 26, 2016

(5)	Repayment date	July 29, 2022

(6)	Borrowing rate	Floating rate (TIBOR + 0.45%)

(7)	Collateral	Without collateral

(8)	Financial covenants

(1)             The Company shall maintain its total net assets both in the non-consolidated and consolidated balance sheets at every fiscal year end at least 75% of the greater of the total net assets as of March 31, 2016, or the total net assets as of March 31, 2015.

(2) The Company shall not report ordinary loss in two consecutive years in the non-consolidated and consolidated statements of income for every fiscal year.

(9)	Arranger and agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd

	Participating financial institution	The Bank of Tokyo-Mitsubishi UFJ, Ltd Sumitomo Mitsui Banking Corporation The Bank of Yokohama Mizuho Bank, Ltd. Resona Bank, Limited

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.